UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-13251
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SALLIE MAE 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
SLM CORPORATION
300 Continental Drive
Newark, Delaware 19713

Sallie Mae 401(k) Savings Plan

December 31, 2010 and 2009

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator Sallie Mae 401(k) Savings Plan
     We have audited the accompanying statements of net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Reznick Group, P.C.
Vienna, Virginia
June 27, 2011

Sallie Mae 401(k) Savings Plan
Statement of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value (Note 4)	$387,088,222	$351,547,970
Receivables:
Notes receivable from participants	10,688,367	10,644,657

Total receivables	10,688,367	10,644,657

Net assets available for benefits	$397,776,589	$362,192,627

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$37,618,241
Dividends	6,154,504
Interest	526,970

44,299,715

Contributions
Employer	15,771,576
Participant	21,124,094
Rollover	1,642,526

38,538,196

Total additions	82,837,911

Deductions from net assets attributed to:
Benefits paid to participants	47,145,292
Administrative expenses	108,657

Total deductions	47,253,949

Net increase	35,583,962

Net assets available for benefits
Beginning of year	362,192,627

End of year	$397,776,589

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
1. Plan Description
General
The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.
The Plan covers substantially all employees of SLM Corporation (the “Company”) and its subsidiaries. Eligible employees may participate in the Plan after one month of service.
Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.
On December 31, 2009, the assets of the Sallie Mae 401(k) Retirement Savings Plan (the “Retirement Savings Plan”) merged into the Plan. Participants in the Retirement Savings Plan were eligible to begin their participation in the Plan on January 1, 2010.
Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $16,500 for 2010. The Plan allows participants who have attained age 50 to make catch-up contributions into the Plan up to the IRS maximum of $5,500 for 2010. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated.
The Company makes a matching contribution after one year of service of 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. These matching contributions and related earnings vest immediately. The Company also makes a contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which contribution vests after one year of service.
Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2010, Company contributions were reduced by $85,068 from previously forfeited nonvested accounts. Unused forfeitures at December 31, 2010 totaled $13,792, which will be used to offset future Company contributions.
The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for the year ended December 31, 2010.
Notes receivable from Participants
Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant’s principal residence, which can be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest at the prime rate established monthly by the Federal Reserve, and are repaid

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2030, with interest rates ranging from 3.25% to 9.50%.
Investment elections
The Plan offers a variety of investment options, including various registered investment companies, a unitized employer stock fund and a money market fund. In addition, Participants have the option to make contributions to a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. The one percent Company contribution will be made to the default investment if a Participant does not make an investment election, which is the applicable Target Retirement Fund, based on the Participant’s anticipated retirement age.
Participant accounts
Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.
Administrative expenses
Participants pay fees relating to such Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.
Plan administration
The Retirement Committee administers the Plan. The administrative functions of the Plan are primarily performed by the Company. The Plan did not pay the Company or the Retirement Committee for their services.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASU 2010-25) in order to clarify how loans to participants should be classified and measured by defined contribution pension plans. The amendment to the accounting guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The effect of ASU 2010-25 has also been retrospectively applied to the accompanying statements of net assets available for benefits as of the year ended December 31, 2009. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.
Fair Value Measurements
FASB’s Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices;
Level 2 — Inputs from active markets, other than quoted prices for identical instruments, are used to model fair value. Significant inputs are directly observable from active markets for substantially the full term of the asset or liability being valued; and
Level 3 — Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.
The related disclosures are in note 4.
Basis of accounting
The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment valuation and income recognition
Investments held by the Plan at December 31, 2010 consist of various registered investment companies, a unitized employer stock fund, a money market fund, and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on the net asset value for shares held at year-end. The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company’s stock on the New York Stock Exchange and the value of the money market component on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
The information in note 4 presents the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.
Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ significantly from those estimates.
Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Benefit payments
Benefits are recorded when paid.
Reclassifications
Certain items from the prior year financial statements have been reclassified to conform to the current year presentation.
Subsequent events
Subsequent events have been evaluated through the filing date of these financial statements.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
3. Investments
The individual investments representing five percent or more of the fair value of net assets available for benefits at December 31, 2010 and 2009 are reflected in the table below. Effective January 1, 2010, the Sallie Mae 401(k) Savings Plan Master Trust (“Master Trust”) was terminated.

Fund Name	2010	2009
Pimco Total Return Institutional	$23,514,531
Fidelity Contrafund	41,737,921
Fidelity Balanced	23,979,879
Fidelity Diversified International	32,310,864
Fidelity Retirement Government Money Market	51,026,663
Spartan 500 Index	43,662,737
Interest in Master Trust		$351,547,970
4. Fair Value Measurement
The fair value of Plan investments is shown in the tables below. As of December 31, 2009, the investment assets of the plan were held in a Master Trust. Effective January 1, 2010, the Master Trust was terminated.
The Plan investments measured at fair value at December 31, 2010 included:

		Based on
		Quoted prices in
	Fair Value at	active markets	Other observable	Unobservable inputs
	December 31, 2010	(Level 1)	inputs (Level 2)	(Level 3)
Mutual Funds
Large Cap	$113,500,076	$113,500,076	$—	$—
Blended	80,607,128	80,607,128	—	—
Short term investments	51,026,663	51,026,663	—	—
Bond	38,292,185	38,292,185	—	—
International	32,310,864	32,310,864	—	—
Mid Cap	27,893,185	27,893,185	—	—
Small Cap	23,850,070	23,850,070	—	—
Sallie Mae Stock Fund	12,924,666	12,924,666	—	—
Self-directed brokerage account	6,683,385	6,683,385	—	—

Total Investments	$387,088,222	$387,088,222	$—	$—

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
The Master Trust was composed of the following investments at fair value at December 31, 2009:

		Based on
		Quoted prices in
	Fair Value at	active markets	Other observable	Unobservable inputs
	December 31, 2009	(Level 1)	inputs (Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Registered Investment Companies
Large Cap	$102,099,145	$102,099,145
Blended	71,505,462	71,505,462
Short term investments	56,783,088	56,783,088
Mid Cap	36,276,559	36,276,559
Bond Income	34,842,804	34,842,804
International	28,997,961	28,997,961
Other	4,641,931	4,641,931
Sallie Mae Stock Fund	13,368,147	13,368,147	—	—
Common Stock/ Preferred Stock — self-directed brokerage	3,032,873	3,032,873	—	—

Total Master Trust Assets	$351,547,970	$351,547,970	$—	$—

     The net investment gain for the year ended December 31, 2010 is summarized as follows:

Dividends	$6,154,504
Interest	526,970
Net appreciation in fair value of investments related to:
Registered investment companies	35,384,843
Sallie Mae Stock Fund	1,419,370
Self-directed brokerage account	814,028

$44,299,715

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

Sallie Mae 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
6.	Related-Party Transactions

Certain Plan investments are shares of registered investment companies or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $108,657 for the year ended December 31, 2010.

Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. These investments were held within the Master Trust during 2009. At December 31, 2010 and 2009, the Plan held 1,328,490 units and 1,535,467 units, respectively, valued at $12,924,666 and $13,368,147, respectively. During 2010, 345,715 units in the amount of $3,133,294 were purchased and 552,692 units in the amount of $5,001,918 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as the Company is the Plan’s sponsor.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated March 18, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

8.	Litigation

On May 8, 2008, a purported class action lawsuit was filed against the Company, certain officers, retirement plan fiduciaries, and the Board of Directors of the Company alleging breaches of fiduciary duties and prohibited transactions in violation of ERISA arising out of alleged false and misleading public statements regarding our business made between January 18, 2007 and “the present” (the “401K Class Period”) by participants in the Plan and the Retirement Savings Plan (together, the “401K Plans”) whose accounts included investments in the Company’s common stock. This case and similar cases subsequently filed were consolidated into In Re SLM Corporation ERISA Litigation, formerly in the U.S. District Court for the Southern District of New York and now before the U.S. Court of Appeals for the Second Circuit. On September 24, 2010, this case was dismissed; however, the Plaintiffs appealed. The appeal is pending. The Plaintiffs/Appellants seek unspecified damages, attorneys’ fees, costs, and equitable and injunctive relief. On April 14, 2011, Plaintiffs filed a Joint Motion to Hold Plaintiff’s Appeal in Abeyance pending the Second Circuit’s ruling in In re Citigroup ERISA Litig. and Gearren v. McGraw-Hill Cos., two cases currently under review involving related issues of law. That motion remains pending.

Sallie Mae 401(k) Savings Plan
EIN 52-2013874 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

SUPPLEMENTAL SCHEDULE

Identity of issuer, borrower of similar entity	Description of Investment	Current value
Fidelity Retirement Government Money Market *	Registered investment company	$51,026,663
Spartan 500 Index Inv	Registered investment company	43,662,737
Fidelity Contrafund *	Registered investment company	41,737,921
Fidelity Diversified International *	Registered investment company	32,310,864
Fidelity Balanced *	Registered investment company	23,979,879
Pimco Total Return Inst	Registered investment company	23,514,531
Baron Growth	Registered investment company	19,334,752
Fidelity Freedom 2030 *	Registered investment company	17,636,291
Fidelity Freedom 2040 *	Registered investment company	15,557,885
Fidelity OTC Portfolio *	Registered investment company	14,868,771
Fidelity Freedom 2020 *	Registered investment company	14,791,718
Fidelity US Bond Index *	Registered investment company	14,777,654
Msif Mid Cap Growth	Registered investment company	13,529,674
Fidelity Low Priced Stock *	Registered investment company	13,483,649
Sallie Mae Stock Fund *	Common Stock Fund	12,924,666
Fidelity Equity Income *	Registered investment company	8,420,578
Fidelity Freedom 2010 *	Registered investment company	7,038,838
Fidelity Brokeragelink *	Self-directed brokerage account	6,683,385
Invs Value II A	Registered investment company	4,810,069
GS Small Cap Value Inst	Registered investment company	4,515,318
Fidelity Freedom Income *	Registered investment company	935,691
Virtus Mid-Cap Value A	Registered investment company	879,862
Fidelity Freedom 2000 *	Registered investment company	666,826
Participant Loans:
Plan Participants *	Loans allowable under the plan instrument, collateralized by
	Participant account balances, are due in varying installments through 2030, with interest rates ranging from 3.25% to 9.50%	10,688,367

Total		$397,776,589

*	Denotes a party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(k) SAVINGS PLAN
Date: June 28, 2011	By:	/s/ Jonathan C. Clark
Jonathan C. Clark
Plan Administrator

2

Exhibit Index

Exhibit
No.	Description
23.1	Consent of Independent Registered Public Accounting Firm — Reznick Group, P.C.

3